FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 1, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Board Appointment dated 1 December 2003


                               BRITISH ENERGY PLC

                                BOARD APPOINTMENT

British Energy announces that Martin Gatto joins the Company today, 1st December 2003 as Head of Finance, and will be appointed to the Board as interim Finance Director effective 8th December 2003.

Mr Gatto was previously Finance Director of Midlands Electricity where he was brought in to manage the sale of the business through negotiation with its bondholders. Before joining Midlands Electricity he had been Finance Director of supermarket group, Somerfield plc.

On 6 October 2003, British Energy announced that Keith Lough had given notice to terminate his employment with the Company but would continue to carry out his functions as Finance Director whilst his successor was sought. Mr Lough will step down from the Board with effect from 8th December 2003 and will undertake specific tasks for British Energy in the short-term.


For further information please contact:

Andrew Dowler
Financial Dynamics
020 7831 3113


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 1, 2003              BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations